

March 18, 2011

via U.S. mail and facsimile to (407) 872-0848

Mr. Michael Borish, Chief Financial Officer
Freedom Environmental Services, Inc.
11372 United Way
Orlando, FL 32824

> **RE:** **Freedom Environmental Services, Inc.**
> **Form 8-K filed January 4, 2011**
> **File No. 0-53388**

Dear Mr. Borish:

We have reviewed your response letter dated March 7, 2011 and have the following additional comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed January 4, 2011

1. We have read your response to comment 11 in our letter dated February 16, 2011. You have told us the Asset Purchase Agreement entered into with Clean Fuel, LLC was for the purchase of only equipment and a client list that was previously part of a discontinued operation of Clean Fuel's business. However, in the January 4, 2011 Form 8-K, you state that you agreed to purchase "all of equipment, inventory on hand, furniture and a customer list" for $850,000 in cash and 5,000,000 warrants at a $.10 exercise price which are fully vested and have a three year life. Please clarify what assets, exactly, were acquired in this Asset Purchase Agreement and the consideration transferred for these assets.

   The description of all equipment, inventory, furniture and customer list would appear to suggest that the assets constituted a business, and therefore, financial statements of Clean Fuel may be necessary. In this regard, we re-issue comment 11 to tell us how significant the financial statements of Clean Fuel are and what periods are required pursuant to Rule 8-04(b) of Regulation S-X. If financial statements are required under Rule 8-04, please amend your Form 8-K immediately to indicate you have not provided required financial statements yet and state when they will be filed, as required by Item 9.01(a)(4) of Form 8-K.

If only previously discontinued equipment and a client list was acquired, please amend the Form 8-K to disclose as such and describe the consideration transferred. Please explain to us how you determined the equipment and client list did not constitute a business. Refer to ASC Topic 805-10-55-4 through 805-10-55-9 for guidance.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief